Exhibit 99.1

Baird Medical Reports 25% Revenue Growth and Positive Net Income for Six Months Ended June 30, 2026

Revenue increase driven by significant growth in the United States and other strategic markets

NEW YORK, September 3, 2026 (GLOBE NEWSWIRE) -- Baird Medical Investment Holdings Ltd. (NASDAQ: BDMD) (“Baird Medical” or the “Company”), today announced preliminary unaudited financial results for the six months ended June 30, 2026.

Revenue for the first half of 2026 was approximately $9.9 million, an increase of 24.6% over $8.0 million reported for the six months ended June 30, 2025. The increase in revenue was primarily attributable to growth outside of the People’s Republic of China, including in the United States, as well as licensing revenue. Approximately two thirds of revenue for the period was generated from markets outside of the PRC, with Hong Kong and the U.S. being the main contributing regions.

Gross profit for the period was $8.6 million, an increase of 32.0% compared to $6.5 million in the first half of 2025. Gross margin was 87.0% for the six months ended June 30, 2026, compared to 82.1% for the prior-year period. The increase in gross margin was primarily attributable to shifts in both the geographic breakdown of sales and revenue mix.

Total operating expenses for the period were $7.8 million, compared with $17.0 million in the first half of 2025, primarily attributable to significant reductions in both Research and Development and General and Administrative expenses, partially offset by an increase in Selling and Marketing expenses associated with the ongoing commercial ramp in the United States and globally.

Net income for the period was approximately $14,000, compared to a net loss of $(11.4) million in the first half of 2025.

The Company achieved approximately $1.6 million in EBITDA, with adjusted EBITDA of approximately $4.0 million for the first half of 2026. This compares with EBITDA and adjusted EBITDA of $(9.7) million and $(3.3) million in same period last year. The growth in EBITDA and adjusted EBITDA was mainly attributable to increased gross profit and reduced operating expenses.

“The top-line growth we achieved in the first half of 2026 reflects the continued, successful execution of our international growth strategy as well as ongoing progress toward the diversification of our revenue base beyond our core MWA technology. Moreover, the positive net income, EBITDA and adjusted EBITDA for the period are a clear indication of improvement in operating performance,” said Haimei Wu, Chairwoman and CEO of Baird Medical. “With approximately 27% of our first half revenue coming from the U.S. compared to less than 2% in the first half of 2025, we believe that our expanded commercial efforts are beginning to generate tangible results as we continue to increase our presence and deepen engagement with physicians and healthcare institutions, driving awareness of the benefits of our minimally invasive approach to tumor ablation. As we build on our established global footprint, demonstrated by recent expansions in Argentina, Vietnam, and Pakistan, we believe this growth positions us well for continued expansion.”

“Our U.S. commercial expansion is progressing ahead of plan, as we have expanded our sales team and now have coverage in multiple key territories,” added Mark Saxton, Chief Executive Officer of Baird Medical’s U.S. subsidiary. “We remain confident in the potential of the U.S. market and are deeply committed to expanding not only our business but the overall MWA market as we continue to move ahead. While the opportunity in MWA is significant, we are working to further expand our product offering to generate further value for our physician partners. These R&D initiatives are progressing, and we anticipate submitting multiple additional products for regulatory clearances in the future.”

The interim financial information presented in this release is preliminary and unaudited, and remains subject to year-end closing adjustment, if any.

Non-GAAP Financial Measures: The Company prepares and analyzes operating and financial data and non-GAAP measures to assess the performance of its business, make strategic and offering decisions and build its financial projections. The key non-GAAP measures it uses are EBITDA and Adjusted EBITDA. EBITDA is defined as net income (loss) before interest expense, interest income, income tax expense, depreciation and amortization expenses. EBITDA is a non-GAAP financial measure. EBITDA is included in this filing because we believe that EBITDA provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of actual results on a comparable basis with historical results. Adjusted EBITDA is also a non-GAAP financial measure. We believe Adjusted EBITDA, which is defined as EBITDA and further excluding stock-based compensation expense, provides meaningful supplemental information for investors when evaluating our results and comparing us to peer companies as stock-based compensation expense represents a significant non-cash charge. We use these non-GAAP financial measures in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter. However, there are a number of limitations related to the use of non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance and, therefore, any non-GAAP measures we use may not be directly comparable to similarly titled measures of other companies. Investors should not consider our non-GAAP financial measures in isolation or as a substitute for an analysis of our results as reported under GAAP.

Reconciliations of EBITDA and Adjusted EBITDA to their most comparable GAAP financial measure are set forth below.

	For the six months ended
	June 30,
	2026	2025
Net Income/ (Net Loss)	$13,499	$(11,359,127)
(+) Depreciation and Amortization	682,559	789,932
(+) Income Tax	560,747	559,131
(+) Interest Expenses, net	311,272	357,453
EBITDA	1,568,077	(9,652,611)
(+) Share-based compensation	2,385,000	6,328,781
Adjusted EBITDA	$3,953,077	$(3,323,830)

About Baird Medical

Baird Medical is a global, pioneering medical device company specializing in minimally invasive ablation technologies for a range of solid tumors. The Company’s lead product, a microwave ablation (MWA) system, is FDA-cleared for soft tissue ablation and is being launched in the U.S. primarily for the treatment of benign thyroid nodules. In addition, the Company is expanding its minimally invasive technology portfolio, including IRE-based products and an AI-powered robotic ablation system.

Baird Medical's MWA solutions have been adopted by a growing number of leading U.S. institutions and private practice groups, including the Mayo Clinic, Columbia University Medical Center, and The George Washington University Hospital. The company is rapidly expanding its global commercial footprint, with sales now reaching markets across multiple continents.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Baird Medical's future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as "may", "could", "should", "expect", "intend", "might", "will", "estimate", "anticipate", "believe", "budget", "forecast", "intend", "plan", "potential", "predict", or "continue", or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Baird Medical and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Baird Medical does not undertake any duty to update these forward-looking statements.

Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) the risk that Baird Medical may not be successful in expanding its business in China or the United States; (2) changes in general economic conditions; (3) regulatory conditions and developments; (4) changes in applicable laws or regulations; (5) the nature, cost and outcome of pending and future litigation and other legal proceedings instituted against Baird Medical or others; and (6) other risks and uncertainties from time to time described in the Registration Statement relating to the Business Combination and the transition report, including those listed under the sections titled "Risk Factors" therein, and in ExcelFin's other filings with the SEC.

The foregoing list of factors is not exclusive. Additional information concerning certain of these, and other risk factors is contained in ExcelFin's most recent filings with the SEC and in the Registration Statement described above filed by Baird Medical in connection with its business combination with ExcelFin. All subsequent written and oral forward-looking statements concerning Baird Medical, the business combination described herein, or other matters attributable to Baird Medical or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Baird Medical expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Lee Roth
Burns McClellan for Baird Medical
Lroth@burnsmc.com

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars, or otherwise noted)

	As of
	June 30,2026	December 31, 2025
	USD	USD
ASSETS
Current assets:
Cash and Restricted cash	289,083	565,817
Accounts receivable, net-current	30,681,684	42,528,919
Inventories	1,033,394	1,085,783
Prepayments, deposits and other assets - current	13,079,738	10,786,012
Amounts due from related parties	2,942	2,987
Total current assets	45,086,841	54,969,518
Total non-current assets	28,763,062	14,731,497
Total assets	73,849,903	69,701,015

LIABILITIES AND EQUITY
Current liabilities:
Short-term loan	10,760,200	10,431,850
Accounts payable due to third parties	1,341,382	1,805,042
Long-term loans, current portion	3,320,980	2,637,036
Contract liability	2,443,962	793,412
Accrued expenses and payable	9,852,098	8,585,754
Tax payables	3,494,455	3,098,410
Amounts due to related party	3,540,857	4,888,289
Lease liability due within one year	141,893	115,031
Deferred tax liabilities	6,500	8,758
Total current liabilities	34,902,327	32,363,582
Total non-current liabilities	4,321,856	6,113,891
Total liabilities	39,224,183	38,477,473

EQUITY:
Ordinary shares	3,200	3,075
Preferred shares	29	29
Additional paid-in capital	31,043,399	28,658,524
Statutory reserve	4,593,955	4,593,312
Accumulated deficits	(480,653)	(515,415)
Accumulated other comprehensive loss	(385,905)	(1,371,894)
Total controlling shareholder's equity	34,774,025	31,367,631
Non-controlling interests	(148,305)	(144,089)
Total equity	34,625,720	31,223,542
Total liabilities and equity	73,849,903	69,701,015

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in U.S. dollars, or otherwise noted)

	For the Six Months Ended June 30,
	2026	2025
	USD	USD
Revenues	9,915,407	7,959,494
Less: Cost of revenues	(1,291,612)	(1,424,240)
Gross profit	8,623,795	6,535,254
	87.0%	82.1%
Operating costs and expenses:
Selling and marketing expenses	(2,984,101)	(1,127,725)
Research and development expenses	(1,391,913)	(7,180,293)
General and administrative expenses	(3,400,975)	(8,677,640)
Total operating costs and expenses	(7,776,989)	(16,985,658)
Income (loss) from operations	846,806	(10,450,404)
Other expenses, net:
Interest income	23,417	762
Interest expense	(334,689)	(358,215)
Other income, net	38,712	7,861
Total other expense, net	(272,560)	(349,592)
Income (loss) before income taxes	574,246	(10,799,996)
Income taxes	(560,747)	(559,131)
Net income (loss)	13,499	(11,359,127)